Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 10 DATED AUGUST 10, 2011

TO THE PROSPECTUS DATED APRIL 29, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2010 as supplemented by Supplement No. 6 dated April 28, 2011, Supplement No. 7 dated May 31, 2011, Supplement No. 8 dated June 21, 2011 and Supplement No. 9 dated July 25, 2010. The purpose of this Supplement No. 10 is to disclose:

•	the status of our public offerings;

•	our investment in Evergreen at Coursey Place Apartments; and

•	the amendment of our share redemption plan.

Status of Our Public Offerings

We commenced our current follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our current follow-on offering, we terminated our initial public offering. As of August 5, 2011, we had received and accepted subscriptions in our offerings for an aggregate of 6,787,044 shares of our common stock, or $67,248,858, including shares issued under our distribution reinvestment plan. As of August 5, 2011, 82,137,952 shares remained available for sale to the public under our current follow-on offering, including shares available under our distribution reinvestment plan.

On July 22, 2011, we filed a registration statement on Form S-11 with the Securities and Exchange Commission, or the SEC, for a follow-on public offering of up to $725,000,000 in shares of common stock, which we refer to as the second follow-on offering. Pursuant to Rule 415 under the Securities Act of 1933, as amended, we have extended the termination date of our current follow-on offering to the earlier of the effective date of the registration statement on Form S-11 for the second follow-on offering or January 24, 2012, which is 180 days after the third anniversary of the initial effective date of the registration statement for this offering.

Investment in Evergreen at Coursey Place Apartments

On July 28, 2011, our subsidiary, PRIP Coursey, LLC, or PRIP Coursey, acquired an interest in Evergreen at Coursey Place Sole Member, LLC, or the Joint Venture, which indirectly owns Evergreen at Coursey Place Apartments, or Coursey Place, located at 13675 Coursey Boulevard, Baton Rouge, LA 70817. The Joint Venture was formerly controlled by Charles M. Thompson, who is the managing principal and majority owner of national apartment investor Evergreen Residential. Neither Mr. Thompson nor Evergreen Residential is affiliated with us or our affiliates.

Funding the Investment

Since 2008, Coursey Place has been owned by a wholly-owned subsidiary of the Joint Venture. Pursuant to a contribution agreement dated July 28, 2011 among PRIP Coursey, Mr. Thompson and the Joint Venture, and an amended and restated operating agreement for the Joint Venture dated July 28, 2011 between PRIP Coursey and ERES Coursey LLC, or ERES Coursey, PRIP Coursey contributed $5,000,000 in cash to acquire a 51.7% interest in the Joint Venture. ERES Coursey holds a 48.3% interest in the Joint Venture. Mr. Thompson holds an 80% interest in ERES Coursey.

ERES Coursey’s interest in the Joint Venture is comprised of a Class A equity interest, or the Class A Equity, based on $1,686,048 in cash contributed to the Joint Venture prior to the closing, and a Class B equity interest, or the Class B Equity, based on an estimated unrealized gain of $2,979,255 in Coursey Place. The equity held by PRIP Coursey and the Class A Equity together form a senior equity tranche, or the Senior Equity, in the Joint Venture.

In connection with the acquisition of our interest in the Joint Venture, Coursey Place was recapitalized. As part of this recapitalization, the Joint Venture obtained a new loan from the Federal Home Loan Mortgage Corporation through Deutsche Bank Berkshire Mortgage, Inc. in the amount of $28,500,000, as evidenced by a commercial note dated July 28, 2011. The proceeds of the loan, together with our equity investment, were used to repay existing indebtedness on the property, redeem in an existing limited partner and pay closing costs.

The loan bears interest at a fixed rate of 5.07% and matures on August 1, 2021. Payments on the loan are interest only for the first two years with the remaining eight years amortizing on a 30-year schedule. Except if the loan is assigned to a Real Estate Mortgage Investment Conduit, the loan is generally prepayable subject to a prepayment premium based on the remaining amount of the loan and then-current interest rates. In addition, the loan is guaranteed by Mr. Thompson, but only upon the occurrence of certain limited events. Our investment in the Joint Venture was funded with proceeds from this offering. In connection with our investment, we paid an acquisition fee to Paladin Advisors of $289,125 pursuant to the terms of the advisory agreement. We will also pay Paladin Advisors an annual asset management fee of $57,825 pursuant to the terms of the advisory agreement, which is less than the maximum fee allowed.

The Property

Coursey Place is a Class A rental apartment community consisting of 18 two- and three-story garden-style apartment buildings located on a 25.6 acre site in Baton Rouge, Louisiana. The property was built in 2003 and has an aggregate of 351,608 rentable square feet within 352 units averaging 999 square feet per unit. The property contains 112 one-bedroom, one-bath units, 168 two-bedroom, two-bath units and 72 three-bedroom, two-bath units. To date, approximately 220 units have received cosmetic upgrades at an average cost of $2,500 per unit with the remaining units scheduled to be upgraded using proceeds from the recapitalization.

The leased space is comprised entirely of residential apartment units. Each lease is specific to an individual unit. Collectively, the units are leased subject to the terms of a standard lease form. Individual leases generally have a term of one year. There are no leases expiring after 2012.

The table below provides the occupancy rate and the average effective monthly rent per unit for the five years ended December 31, 2010.

Year Ended December 31,	Occupancy Rate	Average Effective Rent Per Unit
2006	98.6%	$812
2007	98.6%	$855
2008	91.2%	$978
2009	94.3%	$916
2010	91.5%	$975

As of June 30, 2011, the property had an average lease rent per unit of $1,012, an average effective rent per unit of $959 and was 93.2% occupied.

Coursey Place is located approximately 11 miles east of the Baton Rouge central business district just outside the city limits in unincorporated East Baton Rouge. The property competes effectively with other rental apartment communities in its submarket based on tangible factors such as rental rate and unit type, as well as intangible factors such as proximity to places of employment, schools and shopping and recreational venues.

In the opinion of management, the property is suitable and adequate for its intended purpose and is adequately covered by insurance. We obtained a Phase I environmental survey and are satisfied with the environmental status of the property.

For federal income tax purposes, the tax basis in Coursey Place is approximately $33,500,000. The real property component of Coursey Place will be depreciated on a straight-line basis using estimated useful lives of 27.5 years for building and building improvements and by the 200% declining balance method using estimated useful lives of five to seven years for furniture, fixtures and equipment. Realty taxes for the fiscal year ended 2010 on Coursey Place were $285,893 at a tax rate of 11.0% of the tax assessor’s appraised value of $2,599,350.

The Operating Agreement

The operating agreement governs the structure, operation and management of the Joint Venture and the interests of its investors. The operating agreement provides that PRIP Coursey will receive a priority preferred return of 10.0% annually from operating cash flow, based on its contribution (i.e. the first $500,000 of distributable cash flow each year), before distributions are made to ERES Coursey. Thereafter, ERES Coursey will be paid distributions from annual operating cash flow until it has received a 10.0% return on its aggregate capital account, which is equal to the sum of the Class A and Class B Equity. Remaining distributions from annual operating cash flow will be split in proportion to each member’s capital contributions.

The operating agreement provides for distributions of sale or refinancing proceeds, if any, as follows. First, distributions will first be made, pro rata, as a return of the Senior Equity. Second, proceeds will be distributed until each member achieves a 15% internal rate of return, or IRR, pro rata, on the Senior Equity. Third, proceeds will be distributed to the Senior Equity to satisfy the yield maintenance amount, which is a fixed dollar sum approximately equal to the total amount the Senior Equity holders would have received if these investments remained outstanding for four years. The yield maintenance amount is a diminishing sum reduced by actual distributions of operating cash flow made to the Senior Equity holders. Fourth, distributions will be made to the Class B Equity until it has achieved a 15% IRR. Finally, 100% of the remaining proceeds will be distributed 30% to PRIP Coursey and 70% to ERES Coursey.

Except as otherwise described in the operating agreement, all aspects of the business and affairs of the Joint Venture will be managed, and all decisions affecting the business and affairs of the Joint Venture and Coursey Place will be made by the members, acting through a five-member management committee. Our representatives hold three seats on the committee, and representatives of ERES Coursey hold the remaining two seats. A majority vote of the management committee will be decisive on all matters.

The Property Management Agreement

Pegasus Residential, LLC, or Pegasus, an independent property management firm unrelated to either member of the Joint Venture LLC, has been engaged as the property manager of Coursey Place pursuant to a property management agreement that provides for an initial one year term and automatic renewals for successive one year terms. Either party may terminate the property management agreement upon 30 days’ prior written notice. A management fee is payable monthly in arrears equal to 3.5% of the monthly gross income of Coursey Place. In addition, Pegasus may be paid a construction management fee of 3% on unit upgrade costs and 5% on any projects exceeding $100,000.

Amendment of Our Share Redemption Program

In order to enhance the administrative efficiency of our share redemption program, our board of directors adopted and approved an amendment to our share redemption program on August 3, 2011 to provide that in the event that any stockholder who has requested that such stockholder’s shares be redeemed pursuant to the share redemption program and is participating in the program ceases to hold at least 50 shares of our common stock, we may redeem all of the shares held by that stockholder at the redemption price in effect on the date we determine that the stockholder no longer holds the minimum balance. Minimum account redemptions will be transacted, solely at our discretion, using funds set aside by our board of directors for that purpose, which will be in addition to the proceeds from the distribution reinvestment plan that otherwise fund redemptions under the program.

The amended share redemption program will become effective 30 days after we provide notice of the amendment to stockholders.

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